October 12, 2012

Via EDGAR (Correspondence)
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Stephanie J. Ciboroski, Senior Assistant Chief Accountant

Re: CORPBANCA
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 30, 2012
Form 20-F/A for the Fiscal Year Ended December 31, 2011
Filed May 16, 2012
File No. 001-32305

Dear Ms. Ciboroski:

We are submitting this letter in response to the written comments sent by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated September 6, 2012 (the “Comment Letter”) in connection with the annual report on Form 20-F for the fiscal year ended December 31, 2011 (No. 001-32305) and Amendment No. 1 on Form 20-F/A for the fiscal year ended December 31, 2011 (No. 001-32305)   (collectively, the “Form 20-F”) filed by Corpbanca (“Corpbanca”) with the SEC on April 30, 2012 and May 16, 2012, respectively.

As per your phone conversation with our counsel, we confirm that we will file our detailed response to the Comment Letter with the SEC on or before Friday, October 19, 2012.  Thank you for agreeing to further extend the time required to file the Company’s response.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Form 20-F; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * *

Please direct any questions concerning this response to the undersigned at Rosario Norte 660, 10th floor, Las Condes, Santiago - Chile.

Yours truly,

/s/ Eugenio Gigogne
Eugenio Gigogne
Chief Financial Officer

Tel: 562-660-2351
eugenio.gigogne@corpbanca.cl

c.c.         Ms. Lindsay McCord
Ms. Angela Connell

Mr. Howard M. Kleinman
Dechert LLP
Tel. 212-698-3567
howard.kleinman@dechert.com